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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

December 31 (millions of dollars)	2016	2015	2014	2013(a)	2012(a)

Earnings
Net income before adjustment for income from equity investees	128	122	116	124	130
Fixed charges	68	61	45	44	41
Distributed income (loss) of equity investees(b)	116	(102)	88	67	99
Non-controlling interests of subsidiaries that have not incurred fixed charges	–	–	(10)	(14)	(13)

Total Earnings	312	81	239	221	257
Fixed Charges
Interest expensed and capitalized	66	60	44	43	40
Amortization of other assets	2	1	1	1	1

Total Fixed Charges	68	61	45	44	41
Ratio of Earnings/Fixed Charges	4.59X	1.33x	5.31x	5.02x	6.27x
(a)
An additional 45 percent membership interests in each of GTN and Bison were acquired from subsidiaries of TransCanada in 2013 resulting in a 70 percent ownership in each. As a result, the acquisition was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the assets and liabilities of GTN and Bison were recorded at TransCanada's carrying value and the Partnership's historical financial information was recast, except net income (loss) per common unit, to consolidate GTN and Bison for all periods presented.

(b)
Distributed income of equity investees for 2015 includes $199 million impairment charge on our Investment in Great Lakes.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES